EXHIBIT 99.1

Condensed Consolidated Interim Financial Statements

Formerly known as Global Green Matrix Corp.

Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2014 and 2013
(Expressed in Canadian Dollars)

Unaudited - Prepared by Management

(Unaudited – See “Notice to Reader” on following page)

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its external auditors have not reviewed the condensed consolidated interim financial statements for the period ended 30 June 2014.

NOTICE TO READER OF THE FINANCIAL STATEMENTS

The condensed consolidated interim financial statements of Intercept Energy Services Inc. (the "Company"), comprised of the condensed consolidated interim statement of financial position as at June 30, 2014 and the condensed consolidated interim statements of net loss and comprehensive loss, cash flows and changes in shareholder's deficiency for the six months ended 30 June 2014 and 2013 are the responsibility of the Company’s management. These condensed consolidated interim financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of the Company, Grant Thornton LLP Chartered Accountants.

The condensed consolidated interim financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these condensed consolidated interim financial statements in accordance with International Financial Reporting Standards ("IFRS").

INTERCEPT ENERGY SERVICES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian dollars - Unaudited)

	Notes	June 30, 2014	December 31, 2013 (Audited)

ASSETS

Current assets
Cash		$961	$8,845
Trade and other receivables	4	856,489	734,272
Prepaids and deposits		39,748	22,292
Inventory		11,816	-
Total current assets		909,014	765,409

Non-current assets
Equipment	5	3,700,789	4,014,068
Total non-current assets		3,700,789	4,014,068
TOTAL ASSETS		$4,609,803	$4,779,477

LIABILITIES

Current liabilities
Trade and other payables	6	$1,913,332	$969,223
Loans and borrowings	7	1,069,808	651,666
Finance lease obligations	8	1,567,732	1,833,960
Current portion of royalty obligations	9	453,245	453,245
Current portion of derivative liability	10	40,163	40,163
Total current liabilities		5,044,280	3,948,257

Non-current liabilities
Royalty obligations	9	2,064,601	2,064,601
Derivative liability	10	72,488	88,305
Loans and borrowings	7	328,457	313,039
Total long term liabilities		2,465,546	2,465,945
TOTAL LIABILITIES		7,509,826	6,414,202

SHAREHOLDERS' DEFICIENCY
Share capital	11	11,147,703	11,117,213
Contributed surplus	13	5,690,225	5,646,571
Deficit		(19,737,951)	(18,398,509)
TOTAL DEFICIENCY		(2,900,023)	(1,634,725)
TOTAL LIABILITIES AND DEFICIENCY		$4,609,803	$4,779,477

On behalf of the Board:

“Randy Hayward”	"Richard Oravec"
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

INTERCEPT ENERGY SERVICES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF NET LOSS AND COMPREHENSIVE LOSS
(Expressed in Canadian dollars - Unaudited)

		Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	Notes	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
REVENUE
Rental income		$501,190	$128,597	$1,866,536	$1,065,861
		501,190	128,597	1,866,536	1,065,861

EXPENSES
Consulting fees		68,817	165,970	196,058	309,049
Depreciation		198,987	98,521	343,281	180,129
Equipment maintenance and rental		132,737	21,057	182,779	60,290
Fuel and sundry direct operating costs		159,346	29,654	746,413	225,360
Occupancy costs		38,808	(69,285)	82,910	(46,658)
Office and sundry		53,846	41,544	103,155	101,522
Professional fees		143,802	93,929	210,816	129,376
Royalties		70,524	15,078	287,607	154,137
Salaries and wages		336,300	173,291	698,461	371,623
Share based compensation		10,465	129,444	43,654	198,826
Travel, marketing and conferences		35,962	98,223	69,129	158,613
Foreign exchange loss (gain)		8,614	-	8,614	-
		1,258,208	797,426	2,972,877	1,842,267

Loss before other items		(757,018)	(668,829)	(1,106,341)	(776,406)

OTHER ITEMS
Interest income		-	225	-	450
Amortization of deferred gain on sale leaseback		-	-	-	1,070
Gain (loss) on derivative liability		(14,487)	-	(15,301)	-
Finance expense		(149,668)	(15,311)	(217,800)	(25,585)
		(164,155)	(15,086)	(233,101)	(24,065)

Net loss and comprehensive loss for the period		$(921,173)	$(683,915)	$(1,339,442)	$(800,471)
Basic and diluted loss per common share		$(0.01)	$(0.01)	$(0.01)	$(0.01)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

INTERCEPT ENERGY SERVICES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIENCY
(Expressed in Canadian dollars - Unaudited)

	Share Capital Number of shares	Amount	Contributed surplus	Subscription advances	Deficit	Total

Balance at December 31, 2012 (restated note 20)	80,966,462	$9,293,446	$4,855,250	$10,000	$(15,364,528)	$(1,205,832)

Private placements	13,766,666	947,500	-	(10,000)	-	937,500
Share issue costs	-	(88,541)	7,291	-	-	(81,250)
Share based compensation	-	-	198,826	-	-	198,826
Net loss and comprehensive loss for the period	-	-	-	-	(800,471)	(800,471)
Balance at June 30, 2013	94,733,128	10,152,405	5,061,367	-	(16,164,999)	(951,227)

Balance at December 31, 2013	109,289,795	11,117,213	5,646,571	-	(18,398,509)	(1,634,725)

Bonus shares issued	900,000	30,490	-	-	-	30,490
Share based compensation	-	-	43,654	-	-	43,654
Net loss and comprehensive loss for the period	-	-	-	-	(1,339,442)	(1,339,442)
Balance at June 30, 2014	110,189,795	$11,147,703	$5,690,225	$-	$(19,737,951)	$(2,900,023)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

INTERCEPT ENERGY SERVICES INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian dollars - Unaudited)

	Six months ended June 30, 2014	Six months ended June 30, 2013

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss and comprehensive loss for the period	$(1,339,442)	$(800,471)
Items not affecting cash:
Amortization of deferred gain on sale leaseback	-	(1,070)
Depreciation	343,281	180,129
Accretion	15,419	1,574
Share-based payments	43,654	198,826

Changes in non-cash working capital items:
Trade and other receivables	(122,217)	13,712
Prepaids and deposits	(17,456)	(197,423)
Inventory	(11,816)	-
Income taxes recoverable	-	1,292
Trade and other payables	944,109	(184,412)
	(144,468)	(787,843)

CASH FLOWS FROM INVESTING ACTIVITIES
Loans receivable	-	(37,999)
Acquisition of equipment	(30,002)	(739,210)
	(30,002)	(777,209)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of shares	-	937,500
Share issue costs	-	(81,250)
Loans and borrowings	448,631	743,444
Loans and borrowings repayments	-	-
Derivative liability	(15,817)	-
Finance leases - paid	(266,228)	(12,690)
	166,586	1,587,004
Change in cash for the period	(7,884)	21,952

Cash, beginning of period	8,845	40,887
Cash, end of period	$961	$62,839

Supplemental disclosure with respect to cash flows (Note 19)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Intercept Energy Services Inc.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian dollars - Unaudited)
Six Months Ended June 30, 2014 and June 30, 2013

1.
Nature of operations and going concern

Intercept Energy Services Inc. (“Intercept Energy” or the “Company” or the “Corporation”) is an oil and gas service company whose primary business is providing an innovative and proprietary technology that heats water used in the fracturing process by exploration and production companies operating in Canada and the United States. These services are designed to enhance safety, increase efficiency and results in lower costs. The address of the Company’s registered office is 600-666 Burrard Street, Vancouver BC V6C 3P6.

These financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. These financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and thus be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in these financial statements.

The Company incurred a net loss for the six months ended June 30, 2014 of $1,339,442 with a total accumulated deficit of $19,737,951. There is doubt about the Company’s ability to continue as a going concern. The Company’s continuation as a “going concern” is dependent upon its ability to achieve profitable operations, upon the continued financial support of its shareholders and upon its ability to obtain additional financing or equity. While the Company has been successful in securing financings in the past, there is no assurance that it will be able to do so in the future. Accordingly, these financial statements do not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern.

The condensed interim consolidated financial statements were authorized for issue on August 27, 2014 by the Board of Directors of the Company.

2.	Significant accounting policies

Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, “Interim Financial Reporting” (“IAS 34”) as issued by the International Financial Accounting Standards Board (“IASB”). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the IASB, have been omitted or condensed.

The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies.

Basis of presentation

These condensed interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases.   The parent controls a subsidiary if it is exposed or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary.

The consolidated financial statements include, on a consolidated basis, the assets, liabilities, revenues and expenses of the Company, and its wholly-owned subsidiary, 1503826 Alberta Ltd., from the date of acquisition on March 20, 2012 until the amalgamation with the Company on January 1, 2014.

All inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated on consolidation.

Intercept Energy Services Inc.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian dollars - Unaudited)
Six Months Ended June 30, 2014 and June 30, 2013

2.	Significant accounting policies (cont’d) Significant accounting judgments, estimates and assumptions

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include: Judgments

Going concern

As disclosed in Note 1, these financial statements have been prepared in accordance with IFRS on a going concern basis, which assumes the realization of assets and discharge of liabilities in the normal course of business within the foreseeable future. Management uses judgment to assess the Company’s ability to continue as a going concern and the existence of conditions that cast doubt upon the going concern assumption.

It is management’s assessment that the going concern assumption is appropriate based on the following events discussed in (Note 22):

•
On June 26, 2014, the Company entered into an agreement with 1645577 Alberta Ltd. (“Numberco”) whereby the Company agreed that, in consideration of the Royalty Agreement for a 10 % royalty on gross revenue as per the terms and as set out in the Original Agreement it will issue to Numberco – 2,000,000 Common shares for a deemed value of $100,000 thereby terminating all future and accrued royalty payments subject to regulatory approvals. This agreement was subsequently approved by the TSX Venture on July 8, 2014 and accordingly this royalty liability was terminated on July 8, 2014. Total royalty obligation that was terminated in exchange for the above shares was approximately $3 million between current and non-current liabilities which was eliminated subsequent to the quarter end on July 8, 2014

•
On July 29, 2014, the Company entered into a $2.5 million equipment lease finance facility with Weslease Income Growth Fund Limited Partnership by its general partner Weslease Income Growth Fund GP Ltd. ("Weslease") subject to regulatory approval.  On July 30, 2014 the Company received TSX approval for this equipment lease financing.  The term of the lease financing is for five years and the Company is required to make monthly payments on the facility of approximately $74,000 beginning August 15, 2014.  The Company may at any time after the first year, payout the financing without penalty or additional fees.  The equipment lease facility is secured by a charge over all the assets of the Company and includes other usual and customary terms and conditions.  The proceeds from the equipment lease facility will be used to fully extinguish debt currently owed to a Canadian Chartered Bank of approximately $1.6, and to reduce debt owing to an arm's length third-party lender from approximately $1.1 million to $0.8 million and to repay other indebtedness of approximately $0.3 million. The balance will be used for general business purposes, including Company's planned  expansion into the United States.

•
On August 1, 2014 the Company announced a non-brokered private placement offering of up to 20,000,000 units at $0.05 per unit for proceeds of up to $1,000,000.  Each unit will consist of one common share of the Company and one share purchase warrant that entitling the holder to purchase one additional common share of the Company at a price of $0.075  per share for a two year period following closing of the offering. The warrants are subject to an accelerated expiry stating that if at any time, after the standard 4 month hold period, the closing price of the Company’s common shares on the TSX Venture Exchange exceeds $0.15 for any 10 consecutive trading days, the warrant holder will be given notice that the warrants will expire 31 days following the date of such notice. On August 6, 2014, the Company received TSX Approval and closed on the first tranche of this private placement and issued  9,670,000 units for total gross proceeds of $483,500.

Intercept Energy Services Inc.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian dollars - Unaudited)
Six Months Ended June 30, 2014 and June 30, 2013

2.	Significant accounting policies (cont’d)

Collectability of Accounts Receivable

In considering the collectability of accounts receivable, taken into account is the legal obligation for payment by the customer, as well as the financial capacity of the customer to fund its obligation to the Corporation.

Leases
Management uses judgment in determining whether a lease is a finance lease arrangement that transfers substantially all the risks and rewards of ownership

Contingencies

Management uses judgment to assess the existence of contingencies. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. Management also uses judgment to assess the likelihood of the occurrence of one or more future events.

Estimates

Equipment

The cost less the residual value of each item of equipment is depreciated over its useful economic life. Depreciation is charged over the estimated life of the individual asset. Depreciation commences when assets are available for use. The assets’ useful lives and methods of depreciation are reviewed and adjusted if appropriate at each fiscal year end.

Significant judgment is involved in the determination of useful life and residual values for the computation of depreciation and no assurance can be given that the actual useful lives or residual values will not differ significantly from current assumptions.

Impairment

Intangible assets and equipment are tested for impairment if there is an indication of impairment. The carrying value of equipment and intangible assets is reviewed each reporting period to determine whether there is any indication of impairment. If the carrying amount of an asset exceeds its recoverable amount, the asset is impaired and an impairment loss is recognized in profit or loss. The assessment of fair values less costs of disposal or value in use, including those of the cash-generating units for purposes of testing intangible assets require the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, future capital requirements and operating performance. Changes in any of the assumptions or estimates used in determining the fair value of the assets could impact the impairment analysis.

Calculation of Share-based Compensation

The amount expensed for share-based compensation is based on the application of the Black-Scholes Option Pricing Model, which is highly dependent on the expected volatility of the Company’s share price and the expected life of the options. The Company used an expected volatility rate for its shares based on historical stock trading data adjusted for future expectations; actual volatility may be significantly different. While the estimate of share-based compensation can have a material impact on the operating results reported by the Company, it is a non-cash charge and as such has no impact on the Company’s cash position or future cash flows.

Royalty obligation

The Company has a royalty obligation liability. To estimate the fair value of the obligation, the Company makes estimates of future cash flows and discounts those cash flows at an estimated prevailing market rate of interest for a similar instrument. Management updates the estimated future cash flows by estimating future operating hours, revenues, future equipment purchases and other items required under the royalty agreement at each reporting date to assess whether the value of obligation should be adjusted. The effects of any change in the obligation are recognized in profit or loss in the current period.

Convertible debentures

The determination of the fair value of the liability component of the convertible debentures requires management to make estimates regarding the interest rate that the Company would have obtained for a similar secured loan without a conversion feature. Management takes into consideration the valuation of both components, historical data regarding issuances of warrants and the proceeds received upon issuance of the convertible debentures to determine the inputs used in the valuation models and the resulting fair value for each instrument.

Intercept Energy Services Inc.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian dollars - Unaudited)
Six Months Ended June 30, 2014 and June 30, 2013

2.	Significant accounting policies (cont’d)

Derivative liability

The Company has a derivative liability embedded in its convertible debenture. To estimate the fair value of the derivative liability, the Company makes estimates of future cash flows and discounts those cash flows at an estimated discount rate. Management updates the estimated future cash flows by estimating future operating hours, revenues, operating costs, future equipment purchases and other items required under the royalty agreement at each reporting date to assess whether the value of derivative liability should be adjusted. The effects of any change in the obligation are recognized in profit or loss in the current period.

3.
New standards, amendments and interpretations

The following new Standards were issued by the IASB, and are effective for annual periods beginning on or after January 1, 2014. The Company retrospectively adopted these standards effective January 1, 2014 with no significant impact to its consolidated financial statements.

New standards adopted

As of January 1, 2014, the Company adopted amendments to IAS 36, "Impairment of Assets". The amendments reduce the circumstances in which the recoverable amount of CGUs is required to be disclosed and clarifies the disclosures required when an impairment loss has been recognized or reversed in the period. There was no effect on the financial statements from the adoption of this standard.

As of January 1, 2014, the Company adopted IFRS Interpretations Committee ("IFRIC") 21 "Levies". IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified in the relevant legislation, occurs. There was no effect on the financial statements from the adoption of this standard.

IFRS 9 replaced the guidance of IAS 39, "Financial Instruments : Recognition and Measurement." This standard estimates the existing IAS 39 categories of held to maturity, available-for-sale and loans receivable. Financial assets are classified into one of two categories: amortized cost or fair value. There was no effect on the financial statements from the adoption of this standard.

4.	Trade and other receivables and loans receivable

	June 30, 2014	December 31, 2013
Trade receivables	$748,865	$635,808
Trade receivables	$748,865	$635,808
Sales tax receivable	107,624	98,464
Total	$856,489	$734,272

The Company had an unsecured loan receivable of $15,000 that bore interest of 6% annually.  The loan is was repayable, principal and interest, in full, ten days after the Company provides the borrower with a written notice of demand.  At December 31, 2013 the loan receivable in the amount of $19,380 was determined to be uncollectible and was written off.

In addition $133,963 relating to non-current portion of loans receivable at December 31, 2013 was also written off as it was determined to be uncollectable.

Intercept Energy Services Inc.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian dollars - Unaudited)
Six Months Ended June 30, 2014 and June 30, 2013

5.	Equipment (Restated (Note 20)

	Computer	Rental Equipment	Vehicles	Leasehold Improvements	Total
Cost
Balance, December 31, 2012	$2,388	$1,648,608	$178,057	$1,488	$1,830,541
Additions	4,197	2,394,651	628,093	-	3,026,941
Balance December 31, 2013	6,585	4,043,259	806,150	1,488	4, 857,482
Additions	1,831	28,171	-	-	30,002
Balance, June 30, 2014	$8,416	$4,071,430	$806,150	$1,488	$4,887,484
Depreciation
Balance, December 31, 2012	349	451,990	24,560	232	477,131
Additions	1,130	294,625	70,230	298	366,283
Balance December 31, 2013	1,479	746,615	94,790	530	843,414
Additions	306	262,211	80,615	149	343,281
Balance, June 30, 2014	$1,785	$1,008,826	$175,405	$679	$1,186,695
Net book value
Balance, December 31, 2013	$5,106	$3,296,644	$711,360	$958	$4,014,068
Balance, June 30, 2014	$6,631	$3,062,604	$630,745	$809	$3,700,789

As at June 30, 2014, net book value of rental equipment under finance lease obligations is $3,693,349  (December 31, 2013 - $3,040,445).

6.	Trade and other payables

	June 30, 2014	December 31, 2013
Trade payables	$1,197,630	$473,500
Trade payables	$1,197,630	$473,500
Accrued liabilities	217,074	222,870
Royalties payable	415,182	235,532
Other payables	24,734	34,273
Due to related parties	58,712	3,048
Total	$1,913,332	$969,223

Intercept Energy Services Inc.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian dollars - Unaudited)
Six Months Ended June 30, 2014 and June 30, 2013

7.	Loans and borrowings

	June 30, 2014	December 31, 2013
Automotive loan payable	$2,572	$7,715
Automotive loan payable	$2,572	$7,715
Notes payable	1,067,236	643,951
Convertible debentures payable	328,457	313,039
	1,398,265	964,705
Less: current portion	(1,069,808)	(651,666)
Long term portion	$328,457	$313,039

The automotive loan payable is repayable in monthly instalments of  $857, non-interest bearing, maturing September 10, 2014, secured by the related automotive equipment having a net book value of  $12,708 (December 31, 2013-$15,250).

The following table summarises the accounting for Convertible Debentures:

Debenture
Balance, December 31, 2012	$153,000
Accrued interest expense	8,500
Extinguishment of debenture	(161,500)
Issuance of Debenture, March 22, 2013	245,000
Derivative liability component	(62,473)
Issuance of Debenture, April 15, 2013	200,000
Derivative liability component	(50,998)
Unamortized portion of cost of issuance	(26,706)
Accretion of liability component	8,216
Balance, December 31, 2013	313,039
Accretion of liability component	15,418
Balance, June 30, 2014	$328,457

During the year ended December 31, 2013, the Company completed first and second tranche of a private placement for the sale of convertible debentures for gross proceeds of $445,000. The proceeds were used to pay for half of a heating unit. The debenture bears interest at a rate of 12 % per annum, payable semi-annually from the closing date and also contains an override royalty of 2 % per annum on the gross profits earned by up to 5 Big Heat units, payable semi-annually from the closing date. The debentures are convertible into common shares of the Company at a price of $0.50 for the first twelve months; $1.00 for the second twelve months; and $1.50 after the first twenty-four months commencing on the closing dates of two separate closing dates being March 22, 2013 for $245,000 and April 15, 2013 for $200,000. These debentures are secured by equipment with a net book value of $349,643 and are subordinated to the finance leases (Note 5).

The debentures are convertible into common shares of the Company at a price of $0.50 for the first twelve months; $1.00 for the second twelve months; and $1.50 after the first twenty-four months commencing on the closing dates of two separate closing dates being March 22, 2013 for $245,000 and April 15, 2013 for $200,000.

Intercept Energy Services Inc.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian dollars - Unaudited)
Six Months Ended June 30, 2014 and June 30, 2013

7.	Loans and borrowings (cont’d)

The debentures have been classified as debt, net of unamortized issue costs and net of the value of the derivative liability (see Note 10). The value of the conversion feature after allocation of the derivative liability amount was not material and hence equity component of the convertible debenture has not been set up.  The balance liability portion net of derivative liability is measured at amortized cost and will accrete up to the principal balance at maturity using the effective interest rate method.  The accretion and the interest paid are expensed as finance expense in the statement of net loss and comprehensive loss.  The value of the conversion feature was determined at the time of issue as the difference between the principle value of the debentures and the discounted cash flows assuming a rate of 20%.

Issue costs are amortized into income over the life of the debentures using the effective interest rate method.

For the period ended June 30, 2014 $26,700 (2013 - $13,075) in interest expense related to these debentures has been recognized under finance expense in the statement of net loss and comprehensive loss.

As at June 30, 2014 there is $41,606 in accrued interest payable related to the above debentures (December 31, 2013 - $18,187).

The following table summarises the accounting for Notes payable:

Note payable
Balance, December 31, 2013	$643,951
Amounts received	403,414
Accrued interest expense	47,820
Fair value of bonus shares - cost of issuance (Note 11 (vii)	(30,490)
Amortization of cost of issuance	2,541
Balance, June 30, 2014	$1,067,236

8.	Finance lease obligations

Finance lease obligations relate to rental equipment used in the Company’s rental operations.  Collateral consists of the related equipment and a general security agreement covering all present and after acquired equipment including intangibles, and the proceeds of sale on the secured equipment.

During the 2013 the Company entered into finance leases with a major Canadian bank in order to fund purchases of rental equipment including vehicles to move heating units to client sites. These leases bear interest at rates varying from 5.08% to 5.57%, and are secured by the fact that the bank retains title to the assets until the leases are paid over three years at which time title passes to the Company for one dollar per unit. As part of this arrangement the Company committed to a credit facility of $2 million under which the finance leases were drawn. Under this facility the Company was required to maintain a debt service coverage ratio of 1.25 to 1. The Company has not maintained the ratio and the bank has the right under the agreement to demand immediate payment under the leases. The leases are therefore classified as current liabilities. The bank has not demanded payment and there is no correspondence between the Company and the Bank regarding this default.

Subsequent to quarter end on July 29, 2014, the Company entered into a $2.5 million equipment lease finance facility with Weslease Income Growth Fund Limited Partnership by its general partner Weslease Income Growth Fund GP Ltd. ("Weslease").  The proceeds from the new equipment lease facility was used to fully extinguish the current finance lease obligations in full (Note 22).

Intercept Energy Services Inc.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian dollars - Unaudited)
Six Months Ended June 30, 2014 and June 30, 2013

8.	Finance lease obligations (cont’d)

The principal value of the finance lease obligations have been classified as current on the statement of financial position but if the leases were not demanded then, expected repayments are as follows:

June 30, 2014	Future minimum lease payments	Interest	Principal value of minimum lease payments
Less than one year	$787,297	$64,203	$723,094
Between one and five years	867,811	23,173	844,638
More than five years	-	-	-
Total	$1,655,108	$87,376	$1,567,732

December 31, 2013	Future minimum lease payments	Interest	Principal value of minimum lease payments
Less than one year	$787,297	$83,791	$703,506
Between one and five years	1,180,946	50,492	1,130,454
More than five years	-	-	-
Total	$1,968,243	$134,283	$1,833,960

9.	Royalty obligation (Restated (Note 20))

On March 20, 2012 the Company entered into a royalty agreement on acquisition of Intercept Rentals (Note 4).  As per this agreement 10% royalty on the gross revenues from the operation of the frac water heating technology is payable for period of ten years, at which time it expires. The royalty obligation is measured in the statement of financial position at the fair value of the expenditure expected to be required to settle the financial liability using a post-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.  The change in fair value arising from a reassessment of the estimated liability is recognized in the statement of net loss and comprehensive loss as royalty expense.

Royalty obligation and expense	Royalty obligation balance	Royalty expense Six months ended June 30, 2014
Balance, December 31, 2012	$1,713,962
- Current portion	150,912
- Long term portion	1,563,050
	$1,713,962
Royalty expense (Note 18 (b))	-	50,417
Royalty obligation expense	-	103,720
Fair value adjustment of liability	-	-
Balance, June 30, 2013	$1,713,962	$154,137
- Current portion	150,912
- Long term portion	1,563,050
	$1,713,962

Balance, December 31, 2013	$2,517,846
- Current portion	453,245
- Long term portion	2,064,601
	$2,517,846
Royalty expense (Note 18 (b))	-	119,075
Royalty obligation expense	-	168,532
Fair value adjustment of liability	-	-
Balance, June 30, 2014	$2,517,846	$287,607
- Current portion	453,245
- Long term portion	2,064,601
	$2,517,846

Intercept Energy Services Inc.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian dollars - Unaudited)
Six Months Ended June 30, 2014 and June 30, 2013

9.	Royalty obligation (Restated (Note 20)) (cont’d)

If the discount rate used in calculating the fair value of royalty obligations change by 1% the royalty obligation liability at June 30, 2014 will change by $81,235 (December 31, 2013 - $81,235).

On June 26, 2014, the Company entered into an agreement with 1645577 Alberta Ltd. (“Numberco”) whereby the Company agreed that, in consideration of the Royalty Agreement for a 10 % royalty on gross revenue as per the terms and as set out in the Original Agreement it will issue to Numberco – 2,000,000 Common shares for a deemed value of $100,000 thereby terminating all future and accrued royalty payments subject to regulatory approvals. This agreement was approved by the TSX Venture on July 8, 2014 and accordingly this royalty liability was terminated on July 8, 2014 (Note 22).

10.	Derivative liability

The Company issued convertible debentures in 2013 for total proceeds of $445,000 in two tranches; March 22, 2013 - $225,000 and April 15, 2013 - $200,000 (Note 9).  As part of this convertible debenture issue the Company agreed to pay an override royalty of 2 % per annum on the gross profits earned by up to 5 Big Heat units, payable semi-annually from the closing date. This liability is treated as a derivative liability on the statement of financial position.  The derivate liability is measured in the statement of financial position at the fair value of the expenditure expected to be required to settle the financial liability using a post-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.  The change in fair value arising from a reassessment of the estimated liability is recognized in the statement of net loss and comprehensive loss as gain (loss) on derivative liability.  The following table summarizes the derivative liability recognized in the net loss and comprehensive loss and in the statement of financial position:

Derivative liability and gain (loss) on derivative liability	Derivative liability balance	Gain (loss) on derivative liability Six months ended June 30, 2014
Balance, December 31, 2012	$-	$-
On issue of $245,00 convertible debenture (Note 9)	62,473	-
On issue of $200,000 convertible debenture (Note 9)	50,998	-
Fair value adjustment of liability	-	-
Balance, June 30, 2013	$113,471	$-
- Current portion	40,163
- Long term portion	73,308
	$113,471

Balance, December 31, 2013	$128,468	$-
- Current portion	40,163
- Long term portion	88,305
	$128,468
Derivative loss for the period	-	$(31,118)
Fair value adjustment of liability	(15,817)	15,817
Balance, June 30, 2014	$112,651	$(15,301)
- Current portion	40,163
- Long term portion	72,488
	$112,651

If the discount rate used in calculating the fair value of the derivative liability change by 1% the derivative liability at June 30, 2014 will change by $2,347 (December 31, 2013 - $2,475).

Intercept Energy Services Inc.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian dollars - Unaudited)
Six Months Ended June 30, 2014 and June 30, 2013

11.	Share capital (Restated (Note 20))

Authorized share capital

Unlimited number of common voting shares and unlimited number of preferred non-voting shares with no par value.

Issued share capital

The Corporation has the following Class “A” common voting shares issued and outstanding:

	Number of Shares #	Share Capital $
Balance, December 31, 2012	80,966,462	9,293,446
Shares issued through re-pricing of existing shares (i)	773,333	58,000
Shares issued for cash (ii)	7,983,333	598,750
Share-based payments (iii)	5,500,000	412,500
Share-based payments (iv)	300,000	24,000
Share-based payments (v)	8,000,000	600,000
Share-based payments (v)	2,366,667	177,500
Share-based payments (vi)	3,400,000	102,017
Share issue costs (ii)	-	(58,750)
Share issue costs (v)	-	(77,750)
Share issue costs (vi)	-	(12,500)
Balance, December 31, 2013	109,289,795	11,117,213
Bonus shares issued (vii)	900,000	30,490
Balance, June 30, 2014	110,189,795	11,147,703

At June 30, 2014 there were 110,189,795 (December 31, 2013 - 109,289,795) issued and fully paid common shares.    As at the time of this filing there are 121,859,795 issued and outstanding shares.

Please refer to the Consolidated Statements of Changes in Equity for a summary of changes in share capital and contributed surplus for the periods ended June 30, 2014 and 2013.

Private placements and other share issuance

For the year ended December 31, 2013

(i)
On December 3, 2013 the Company completed the second tranche of the non-brokered placement for shares offered at$0.075 per share. A total of 773,333 shares were issued representing gross proceeds of $58,000.

(ii)
On October 8, 2013, the Company completed a non-brokered private placement for a total of 7,983,333 Shares. Theoffering consisted of common shares in the Company offered at a price of $0.075 per share. The Company received grossproceeds of $598,750. The Company further paid $58,750 for Finders fees.

(iii)
On November 11, 2013 the Company entered into an agreement with Energy Manufacturing LLC whereby they wereissued 5,500,000 common shares of IES for a deemed value of $412,500 which was the trading price and as agreed withthe seller towards the purchase price of an additional Water Heating Unit.

(iv)
On September 13, 2013 the Company issued 300,000 common shares on exercise of options by an insider for $0.10 pershare for gross proceeds of $30,000. The fair value transferred from contributed surplus to share capital was $24,000.

Intercept Energy Services Inc.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian dollars - Unaudited)
Six Months Ended June 30, 2014 and June 30, 2013

11.	Share capital (Restated (Note 20)) (cont’d)

(v)
On May 31, 2013 the Company completed the first tranche of a non-brokered private placement for shares offered ata price of $0.075 per share. A total of 8,000,000 shares were issued representing gross proceeds of $600,000.

On June 28, 2013 the Company completed the second tranche of the non-brokered private placement for shares offered at a price of $0.075 per share. A total of 2,366,667 shares representing gross proceeds of $177,500 were issued. Gross proceeds for both tranches was $777,500.

The Company paid finder’s fees of $77,750 cash in relation to the $777,500 raised for the placement.

(vi)
On February 15, 2013, the Company completed a non-brokered private placement for a total of 3,400,000 unitsrepresenting gross proceeds of $170,000. Each unit consists of one share and one share purchase warrant. Eachwarrant entitled the holder to purchase one additional common share for a period of 2 years from the closing date at an exercise price of $0.15 per share.

The Company also paid a finder’s fee of $12,500 cash and issued 250,000 finder’s warrants. Each finder's warrant is exercisable at $0.15 into one common share of the Company for 2 years from the issuance date.

The fair value of the finders’ warrants, being $10,783 was determined using the Black-Scholes option pricing model weighted average assumptions with a volatility of 141%, average risk free interest rate of 1.13%, expected life of 2 years and a dividend rate of 0%.

Based on the relative fair value of each of the components, the sale of these units during the year has resulted in $57,200 of the net proceeds being allocated to contributed surplus in respect to the warrants.

For the period ended June 30, 2014

(vii)
On April 29, 2014 the Company entered into a loan agreement with an arm’s length third party lender. Pursuant to the loan agreement, the lender has agreed to make revolving credit loans to the Company in the principal amount of up to $1,000,000, of which $608,000 had been advanced as at December 31, 2013 and is included in loans and borrowings, and $328,500 was advanced subsequent to the year end.  The amount of the loan is unsecured and bears interest at the rate of 12% per annum. The term of the agreement is for two years and provides that at any time after July 29, 2014, the lender is entitled to demand repayment of the whole or any portion of the outstanding amount of the loan. The proceeds from the loan will be used to retire accounts payable. In consideration for the lender agreeing to provide the loan, the Company has issued 900,000 common shares  with a fair value of $0.03387 per share (determined by level 3 input).  These Bonus Shares are subject to a hold period that expires on August 30, 2014.

Intercept Energy Services Inc.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian dollars - Unaudited)
Six Months Ended June 30, 2014 and June 30, 2013

11.	Share capital (Restated (Note 20)) (cont’d)

Warrants

As at June 30, 2014 and December 31, 2013, the following share purchase warrants were outstanding (and include the finders warrants in Note 12):

Expiry Date	Exercise Price	June 30, 2014	December 31, 2013

July 13, 2015(1)	$0.20	15,398,333	15,398,333
July 24, 2014	$0.18	7,831,569	7,831,569
August 8, 2014	$0.18	6,018,761	6,018,761
September 20, 2014	$0.15	1,480,000	1,480,000
November 6, 2014	$0.15	4,210,000	4,210,000
December 14, 2014	$0.15	3,250,000	3,250,000
December 27, 2014	$0.15	2,200,000	2,200,000
January 25, 2015	$0.15	2,000,000	2,000,000
February 20, 2015	$0.15	1,650,000	1,650,000

		44,038,663	44,038,663

(1)
During the year ended December 31, 2013, the Company announced that 15,398,333 common share purchase warrants, exercisable at $0.20 per share, and having an expiry date of July 13, 2013, have been extended and will expire on July 13, 2015. During the year ended December 31, 2012, the Company announced that 15,398,333 common share purchase warrants, exercisable at $0.20 per share, and having an expiry date of July 13, 2012, were extended and would have expired on July 13, 2013.

12.	Finder's warrants

The Company has issued warrants as compensation for arranging financing

	Number of warrants	Weighted average price when granted	Weighted average exercise price
Balance outstanding, December 31, 2012	1,406,565	$0.09	$0.16
Issued	250,000	$0.08	$0.15
Balance outstanding, December 31, 2013	1,656,565	$0.09	$0.16
Balance exercisable, December 31, 2013 and June 30, 2014	1,656,565	$0.09	$0.16

Intercept Energy Services Inc.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian dollars - Unaudited)
Six Months Ended June 30, 2014 and June 30, 2013

13.	Share-based compensation

Contributed surplus
Contributed surplus relates to stock options, finders warrants and share purchase warrants that have been issued by the Company.

Stock options
The Company follows the policies of the TSX Venture Exchange, under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 15,193,292 shares of the Company.  The exercise price of each option equals the market price of the Company’s common shares as calculated on the date of grant.  The options can be granted for a maximum term of 5 years.  The vesting period for all options is at the discretion of the board of directors.

Option transactions and the number of options outstanding are summarized as follows:

	Number of options	Weighted average market price when granted	Weighted average exercise price	Weighted average share price at date of exercise
Balance December 31, 2013	9,275,000	0.07	0.11
Cancelled during the period	(1,500,000)	0.07	0.10
Issued during the period	1,200,000	0.04	0.04
Balance outstanding, June 30, 2014	8,975,000	0.06	$0.09

Balance exercisable, June 30, 2014	7,575,000	0.06	$0.09
Balance exercisable, December 31, 2013	7,937,500	0.07	$0.10

Weighted average contractual life, June 30, 2014	3.05 years
Weighted average contractual life, December 31, 2013	3.28 years

Weighted average fair value of options issued, June 30, 2013	$0.0359
Weighted average fair value of options issued, December 31, 2013	$0.0691

For the period ended June 30, 2014

i)	On March 30, 2014, the Company cancelled 600,000 options granted to consultants at an exercise price of $0.10 per share.

ii)	On June 18, 2014 the Company granted 1,200,000 options to a consultant at an exercise price of $0.05 per share. The options will vest 1/3 over a two year period with the first 1/3 vesting immediately.

iii)	On June 20, 2014 the Company cancelled 200,000 options granted to a Consultant at an exercise price of $0.10 per share.

iv)	On June 30, 2014 the Company cancelled 700,000 options granted to Consultants at an exercise price of $0.10 per share.

For the period ended December 31, 2013

v)
On January 7, 2013, the Company granted 2,600,000 stock options at an exercise price of $0.10 per common share to directors, officers and consultants of the Company. The option grant vested immediately, exercisable until January 7, 2017.

vi)
On March 5, 2013, the Company granted 200,000 options at an exercise price of $0.10 per share to a consultant of the Company. The option grant will vest quarterly over 12 months, exercisable until March 5, 2017.

Intercept Energy Services Inc.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian dollars - Unaudited)
Six Months Ended June 30, 2014 and June 30, 2013

13.	Share-based compensation (cont’d)

vii)
On May 1, 2013 the Company granted 4,400,000 options at an exercise price of $0.10 per share to Directors, officers and consultants of the Company. The option grant vested immediately on date of grant, exercisable until May 1, 2017.

viii)
On May 1, 2013, the Company granted 2,275,000 options at an exercise price of $0.10 per share to consultants of the Company. The option grant will vest quarterly over 12 months, exercisable until May 1, 2017.

ix)
On May 1, 2013, the Company granted 1,200,000 options at an exercise price of $0.10 per share to a consultant of the Company. The option grant will vest quarterly over 24 months, exercisable until May 1, 2017.

x)	On July 1, 2013 the Company granted 400,000 options at an exercise price of $0.10 per share to consultants of the Company which vested immediately on the date of grant, exercisable until July 1, 2018.

xi)	On September 13, 2013 300,000 options were exercised at an exercise price of $0.10 of those issued May 1, 2013.

xii)
On September 23, 2013 the Company canceled 2,000,000 options granted to a consultant at an exercise price of $0.10 per share. The options were part of the grant made on May 1, 2013 to consultants of the Company.

The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted during the period ended June 30, 2014 and December 31, 2013:

	June 30, 2014	December 31, 2013

Risk-free interest rate	1.09%	1.25%
Expected life of options	5 years	4 years
Annualized volatility	151%	162%
Average trading price	$0.04	$0.07
Forfeiture rate	nil	nil
Dividend rate	nil	nil

14.	Basic and diluted loss per share (Restated (Note 20))

The calculation of basic and diluted loss per share for the three months and six months ended June 30, 2014 was based on the loss attributable to common shareholders of $921,173 and 1,339,442 (June 30, 2013 - $683,915 and  $800,471) and the weighted average number of common shares outstanding of 109,873,310 and 109,583,164 (June 30, 2013 - 92,366,462 and 92,366,462  ).

Diluted loss per share did not include the effect of 44,038,663 (2013- 44,038,663) share purchase warrants and finders warrants, 9,675,000 stock options (2013-3,300,000), and   conversion of convertible debentures to 890,000 shares as they were anti-dilutive.

15.	Related party transactions

Key management personnel compensation

	Six months ended
	June 30, 2014	June 30, 2013
Short-term employee benefits - management	$99,750	$174,669
Office rent	$4,750	$3,300
Share-based payments	$19,071	$70,661
	$123,571	$248,630

These transactions are in the normal course of operations and are measured at the amount of consideration established and agreed to by the related parties.

Intercept Energy Services Inc.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian dollars - Unaudited)
Six Months Ended June 30, 2014 and June 30, 2013

15.	Related party transactions (cont’d)

Related party balances

The following amounts due to related party are included in trade and other payables:

	June 30, 2014	December 31, 2013
Due to an officer of the Company	$4,200	$3,048
Due to a director of the Company	54,512	24,150
	$58,712	$27,198

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

On February 28, 2014, the Company entered into a lease arrangement to lease a truck and heating unit for 50% of the operating income of the unit. The term of the arrangement is indefinite.  The entity which owns this truck is controlled by a person who was appointed Director of the Company subsequent to this agreement. For the six months ended June 30, 2014, the Company incurred $89,802 expense as per this agreement and is included in equipment maintenance and rental expenses for the period.

16.	Management of capital

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to continue the business of the Company. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk. In the management of capital, the Company includes its components of equity. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or issue debt.

At this stage of the Company’s development, in order to maximize ongoing development efforts, the Company does not pay out dividends.  Management reviews its capital management approach on an on-going basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company’s approach to capital management during the period ended June 30, 2014.  The Company is not subject to externally imposed capital requirements.

17.	Financial risk management

IFRS 13, Fair Value Measurement, establishes a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, eitherdirectly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of cash, trade and other receivables, loans receivable, trade and other payables, and loans and notes payable approximate their fair values due to their short terms to maturity.

The fair value of finance lease obligations are estimated to approximate their carrying values because the interest rates do not significantly differ from market interest rates (level 2).

Intercept Energy Services Inc.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian dollars - Unaudited)
Six Months Ended June 30, 2014 and June 30, 2013

17.	Financial risk management (cont’d)

The royalty obligation and the derivative liability are carried at fair value (level 3).

The fair value of the convertible debentures are estimated to approximate the current value.

Financial risks

The Company has exposure to the following risks from its use of financial instruments:
•	Credit risk
•	Liquidity risk
•	Market risk

Credit risk

The Company's credit risk is primarily attributable to cash, trade and other receivables and loans receivable. The Company has no significant concentration of credit risk arising from operations. Cash consists of chequing account at reputable financial institution, from which management believes the risk of loss to be remote. Federal deposit insurance covers balances up to $100,000 in Canada. Trade and other receivables mainly consist of trade receivables, and amounts due from government agencies. The Company limits its exposure to credit loss for cash by placing its cash with high quality financial institution and for trade and other receivables by standard credit checks.  At June 30, 2014, the Company’s exposure to credit risk is minimal. There are no past due or impaired accounts receivable.  At June 30, 2014, 78% (December 31, 2013 - 94%) of the Company's trade accounts receivable was due from 4 (December 31, 2013 - 4) customers. Subsequent to June 30, 2014, as at the date of the MD&A 93% of the outstanding accounts receivable of $869,257 outstanding at June 30, 2014 was collected.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash.

As at June 30, 2014, the Company had a cash balance of $961 (December 31, 2013 - $8,845) to settle current liabilities of $5,044,280 (December 31, 2013 - $3,948,257).

Historically, the Company's main source of funding has been the issuance of equity securities for cash, primarily through private placements and loans from related and other parties. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

Current liabilities are payable on demand, convertible debentures have a five year term and finance leases each have a three year term.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and  foreign exchange rates.

a)	Interest risk

The Company has cash balances and interest-bearing loans payable.  The Company’s loans and notes payable, convertible debentures and finance leases bear interest at fixed interest rates, and as such, the Company is not exposed to interest rate risk on its loans payable.

b)	Foreign currency risk

Currency risk is the risk that the value of financial assets and liabilities denominated in currencies, other than the functional currency of the Company, will fluctuate due to changes in foreign currency exchange rates. As at June 30, 2014, the Company's exposure to currency risk is limited to trade accounts receivable and trade accounts payable denominated in US dollars.  A 1% change in the exchange rate between the Canadian and US dollar would have a negligible impact on the net income and cash flows of the Corporation as at June 30, 2014.

Intercept Energy Services Inc.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian dollars - Unaudited)
Six Months Ended June 30, 2014 and June 30, 2013

18.	Commitments

a)	The Company has entered into an operating lease commitment exclusive of occupancy costs for premises as follows:

2014	$59,552
2015	59,552
Total	$119,104

b)
During the year ended December 31, 2012, the Company became party to an agreement pay a royalty of 5% of gross sales realized utilizing the technology of the royalty holder, payable monthly. The agreement remains in force while the technology is being used.

The agreement is an executory contract and therefore all royalty payments under the contract are recognized as they become due.

19.	Supplemental disclosure with respect to cash flows

Six Months Ended
	June 30, 2014	June 30, 2013
Cash received for income taxes	-		$-
Cash paid for interest
$

20.	Restatements

The Company has restated the 2012 financial statements as follows:

•
Goodwill: Goodwill on the acquisition of Intercept Rentals has been restated to $Nil from $1,329,465.  Intercept Rentals new heating technology called "BIG HEAT", is a patent pending propane powered Frack Water Heating System that provides a safer and more efficient heating method than the methods used today by the oil & gas companies and their fracking operations. An assessment was made and any excess consideration over the net identifiable assets was concluded to be be the value of the "BIG HEAT" technology and therefore goodwill was restated to $Nil.

•
Technology asset, impairment of technology asset and royalty liability: Also as a result of this assessment a technology asset of $2,056,729 was recorded along with a royalty liability of $1,674,881 relating to the 10% contingent royalty payable to the former Intercept Rentals shareholders. This contingent consideration was not previously reported (Note 4).  Technology asset was fully impaired at December 31, 2012. As at December 31, 2012 the royalty liability was recalculated at $1,713,962 an increase of $39,081(Note 11) that has been included in the consolidated statement of net loss and comprehensive loss for 2012.

•
Liability on acquisition of Intercept Rentals: A liability of $289,400 erroneously recorded in the acquiree’s books as part of the Intercept Rentals acquisition has been reversed effective March 20, 2012.

•
Prepaids and deposits, trade and other liabilities and impairment of equipment: An amount of $149,600 previously reported as prepaid deposit was capitalized to equipment.  Also related to this equipment, trade and other payables were increased by $159,574 to correct for previously unrecorded obligations created on the acquisition of this equipment.  These two adjustments resulted in increase in equipment by $309,174.  At December 31, 2012 this equipment of $309,174 was impaired.

Intercept Energy Services Inc.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian dollars - Unaudited)
Six Months Ended June 30, 2014 and June 30, 2013

20.	Restatements (cont’d)

•
Share capital and contributed surplus: Throughout 2012 the Company completed  private placement financings of 23,583,765 units for gross proceeds of $1,704,939. Each unit consisted of one share and one share purchase warrant, with each warrant exercisable to acquire an additional share for a period of 18 to 24 months from the closing date at a price from $0.15 to $0.18.  Based on the relative fair value of each of the components, the sales of these units during the year has resulted in $708,316 of the net proceeds being allocated to contributed surplus in respect to the warrants.  As a result of this share capital has been reduced and contributed surplus has been increased by $708,316 to reflect the warrant portion of the value of these units that was not previously recorded (Note 13).

•
Accumulated other comprehensive income ("AOCI"): Accumulated other comprehensive income (AOCI) of $53,195 has been reclassified to contributed surplus in the opening 2012 balances. This amount was erroneously classified as AOCI when the Company exited the United States and the translation adjustment giving rise to the AOCI was realized.

The effect of the restatements on the consolidated statements of financial position as at December 31, 2012 is as follows:

	As previously reported	Adjustments	As restated
$	December 31,		December 31,
	2012		2012
Prepaids and deposits	169,620	(149,600)	20,020
Goodwill	1,329,465	(1,329,465)	-
Trade and other payables	555,074	159,574	714,648
Loans and borrowings (current portion)	807,006	(289,460)	517,546
Royalty obligation	-	1,713,962	1,713,962
Share capital	10,659,919	(708,316)	9,951,603
Contributed surplus	4,146,934	708,316	4,855,250
Deficit	(13,012,738)	(3,009,947)	(16,022,685)
Accumulated other comprehensive income	53,195	(53,195)	-

The effect of the restatement on the consolidated statements of net loss and comprehensive loss for the year ended December 31, 2012 is as follows:

	As previously reported	Adjustments	As restated
$	December 31,		December 31,
	2012		2012
Impairment of technology asset	-	2,056,729	2,056,729
Impairment of equipment	-	309,174	309,174
Royalties	50,293	39,082	89,375

Net loss and comprehensive loss for the year	(1,728,041)	(2,404,985)	(4,133,026)

Basic and diluted loss per common share	(0.03)	(0.03)	(0.06)

Intercept Energy Services Inc.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian dollars - Unaudited)
Six Months Ended June 30, 2014 and June 30, 2013

20.	Restatements (cont’d)

The effect of the restatement on the consolidated statements of cash flows for the year ended December 31, 2012 is as follows:

	As previously reported	Adjustments	As restated
$	December 31,		December 31,
	2012		2012
Cash flows from operating activities
Net loss and comprehensive loss for the year	(1,728,041)	(2,404,985)	(4,133,026)
Prepaids and deposits	(23,712)	149,600	125,888
Trade and other payables	23,944	139,860	163,804
Impairment of technology asset	-	2,056,729	2,056,729
Impairment of equipment	-	309,174	309,174
Royalty liability	-	39,082	39,082
Cash flows from financing activities
Loans and borrowings (current portion)	648,547	(289,460)	359,087

21.	Segmented disclosure

The Company has one operating segment-oilfield services and at June 30, 2014 all of the Company’s activities and assets were in Canada except for revenue for the six months ended June 30, 2014 of $0.6 million (2013 - $nil) and expenses for the six months ended June 30, 2014 of $0.3 million (2013 - $nil) in the United States. During the three months and six months period ended June 30, 2014 77% and 54% respectively (June 30, 2013 - 76% and 75% respectively) of sales were to 4 and 3 respectively (June 30, 2013 - 3 and 2 respectively) customers.

22.	Subsequent events

a)
On June 26, 2014, the Company entered into an agreement with 1645577 Alberta Ltd. (“Numberco”) whereby the Company agreed that, in consideration of the Royalty Agreement for a 10 % royalty on gross revenue as per the terms and as set out in the Original Agreement it will issue to Numberco – 2,000,000 Common shares for a deemed value of $100,000 thereby terminating all future and accrued royalty payments subject to regulatory approvals. This agreement was subsequently approved by the TSX Venture on July 8, 2014 and accordingly this royalty liability was terminated on July 8, 2014. Total royalty obligation that was terminated in exchange for the above shares was approximately $3 million between current and non-current liabilities which was eliminated subsequent to the quarter end on July 8, 2014.

b)
On July 29, 2014, the Company entered into a $2.5 million equipment lease finance facility with Weslease Income Growth Fund Limited Partnership by its general partner Weslease Income Growth Fund GP Ltd. ("Weslease") subject to regulatory approval.  On July 30, 2014 the Company received TSX approval for this equipment lease financing.  The term of the lease financing is for five years and the Company is required to make monthly payments on the facility of approximately $74,000 beginning August 15, 2014.  The Company may at any time after the first year, payout the financing without penalty or additional fees.  The equipment lease facility is secured by a charge over all the assets of the Company and includes other usual and customary terms and conditions.  The proceeds from the equipment lease facility will be used to fully extinguish debt currently owed to a Canadian Chartered Bank of approximately $1.6, and to reduce debt owing to an arm's length third-party lender from approximately $1.1 million to $0.8 million and to repay other indebtedness of approximately $0.3 million. The balance will be used for general business purposes, including Company's planned expansion into the United States.

c)	On July 1, 2014 Company cancelled 200,000 options granted to a Consultant at an exercise price of $0.10 per share.

Intercept Energy Services Inc.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian dollars - Unaudited)
Six Months Ended June 30, 2014 and June 30, 2013

23.	Subsequent events (cont’d)

d)
On August 1, 2014 the Company announced a non-brokered private placement offering of up to 20,000,000 units at $0.05 per unit for proceeds of up to $1,000,000.  Each unit will consist of one common share of the Company and one share purchase warrant that entitling the holder to purchase one additional common share of the Company at a price of $0.075  per share for a two year period following closing of the offering. The warrants are subject to an accelerated expiry stating that if at any time, after the standard 4 month hold period, the closing price of the Company’s common shares on the TSX Venture Exchange exceeds $0.15 for any 10 consecutive trading days, the warrant holder will be given notice that the warrants will expire 31 days following the date of such notice. On August 6, 2014, the Company received TSX Approval and closed on the first tranche of this private placement and issued  9,670,000 units for total gross proceeds of $483,500.

e)	On August 5, 2014 the Company issued 6.4 million stock options to certain Directors, Officers, consultants and employees of the Company at an exercise price of $0.05.